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EXHIBIT 99.1

N E W S    R E L E A S E

TALISMAN ENERGY FILES YEAR END DISCLOSURE DOCUMENTS

CALGARY, Alberta — March 8, 2010 — Talisman Energy Inc. has today filed with Canadian securities authorities its audited Consolidated Financial Statements for the year ended December 31, 2009, with related Management's Discussion and Analysis. Talisman also filed its Annual Information Form for the year ended December 31, 2009, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. Talisman also filed its Annual Report on Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2009.

Copies of the filed documents may be obtained through Talisman's website at www.talisman-energy.com, or at www.sedar.com. To order printed copies of the filed documents or audited financial statements free of charge, email the company at tlm@talisman-energy.com.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries: David Mann, Vice President, Corporate & Investor Communications Phone: 403-237-1196 Fax: 403-237-1210 E-mail: tlm@talisman-energy.com	Shareholder and Investor Inquiries: Christopher J. LeGallais Vice President, Investor Relations Phone: 403-237-1957 Fax: 403-237-1210 Email: tlm@talisman-energy.com

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  EXHIBIT 99.1
TALISMAN ENERGY FILES YEAR END DISCLOSURE DOCUMENTS